UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of January 2011

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  □

On January 31, 2011, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended December 31, 2010. The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1

Press release regarding financial results for the fiscal quarter ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  February 1, 2011                              LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

Longtop Financial Technologies Limited Announces Unaudited Financial Results for the Fiscal Quarter Ended December 31, 2010

Hong Kong, January 31, 2011 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended December 31, 2010, which is the third quarter of its fiscal year ending March 31, 2011.

FINANCIAL HIGHLIGHTS

●

Third quarter software development revenues of US$72.5 million, an increase of 56.3% Year-on-Year (YoY);

●

Third quarter total revenues of US$76.9 million, an increase of 40.7% YoY;

●

Third quarter Adjusted1 Operating  Income of US$40.2 million, an increase of 37.1% YoY;

●

Third quarter Adjusted Net Income of US$35.6 million, an increase of 21.5% YoY. Included in Q3 2010 Adjusted Net Income was an income tax benefit of US$4.0 million (Q3 2011: nil). Excluding the income tax benefit, Adjusted Net Income would have increased by 40.7%;

●

Third quarter Adjusted Diluted Earnings Per Share of US$0.61, five cents ahead of Company guidance;

●

Cash Flow From Operations in Q3 2011 was a record US$43.9 million and US$75.0 million for the first nine months of fiscal 2011, an increase of 49.8% YoY;

●

Full Year Revenue Guidance increased from US$242.5 million to US$249.0 million and Adjusted Operating Income   Guidance Increased from US$110.0 million to US$113.0 million

“I am very pleased to report that we have delivered the strongest cash flow from operations to date since our IPO in 2007 on the back of outstanding execution from our management and employees. The momentum has accelerated during fiscal 2011 with our organic growth rate for software development revenue of approximately 40% in the first nine months significantly higher than the 30% guidance we gave at the outset of the year while maintaining a relatively stable organic operating margin.  With this momentum, we are once again raising guidance for the fiscal fourth quarter of 2011,” commented Weizhou Lian, CEO of Longtop. “For fiscal 2012 we continue to see strong demand from our customers that execute on their long-term IT development plans irrespective of short-term changes in macroeconomic factors. Based on our sales pipeline and ongoing discussions with customers about their IT spending plans, Longtop’s growth prospects remain bright for fiscal 2012. I believe Longtop’s competitive position is stronger than ever and we continue to take market share from our competitors.”

FISCAL THIRD QUARTER DETAILED FINANCIAL RESULTS

Revenue

2010 Q3 and 2011 Q3 Revenue-US$000s

	Three months ended			Nine months ended
	December 31, 2009	December 31, 2010	% Change (Decrease)	December 31, 2009	December 31, 2010	% Change
Software Development	$ 46,397	$ 72,498	56.3%	$ 108,109	$ 166,719	54.2%
Other Services	$ 8,267	$ 4,429	(46.4%)	$ 17,882	$ 19,558	9.4%
Total Revenue	$ 54,664	$ 76,927	40.7%	$ 125,991	$ 186,277	47.8%

Software development revenues of US$72.5 million in the third quarter were US$5.1 million more than Company guidance of US$67.4 million representing an increase of 56.3% YoY and contributing 94.2% of total revenues. Giantstone, a leading core banking solution provider in China acquired by Longtop in the fourth quarter of fiscal 2010, contributed US$5.3 million in software revenues in the quarter ended December 31, 2010. Excluding Giantstone, software development revenues for the third quarter would have increased by 44.9%. Software development revenues, which were 89.5% of total revenues for the nine months ended December 31, 2010, amounted to US$166.7 million, a YoY increase of 54.2%. Giantstone contributed US$14.6 million in software development revenues in the nine months ended December 31, 2010. Excluding Giantstone, software development revenues in the nine months ended December 31, 2010 would have increased by 40.7%.

Revenues from other services in the third quarter were US$4.4 million, a decrease of 46.4% YoY. The YoY decrease in Other Service revenue is due to a decline in system integration and ATM maintenance services and the deconsolidation of the Non Financial Services IT Outsourcing Services Division on July 17, 2010, which went from being a wholly owned subsidiary to an equity-method investee. The 9.4% YoY increase in other services revenues for the nine months ended December 31, 2010 was primarily due to US$2.9 million in revenue from the IT outsourcing business of Shenzhen Zhongbokechuang Information Technology Co., Ltd., or Zhongbo, which was acquired by Longtop in April 2010 and included within the Non Financial Services IT Outsourcing Services Division.

Software Development Revenue by Customer Type-US$000s

	Three months ended			Nine months ended
	December 31, 2009	December 31, 2010	% Change	December 31, 2009	December 31, 2010	% Change
Big Four Banks	$ 18,464	$ 27,348	48.1%	$ 47,272	$ 65,910	39.4%
Other Banks	$ 18,106	$ 31,205	72.3%	$ 39,980	$ 71,835	79.7%
Insurance	$ 8,309	$ 9,638	16.0%	$ 16,195	$ 20,856	28.8%
Enterprises	$ 1,518	$ 4,307	183.7%	$ 4,662	$ 8,118	74.1%
Total	$ 46,397	$ 72,498	56.3%	$ 108,109	$ 166,719	54.2%

Software development revenues from the Big Four Banks in the third quarter were US$27.3 million, an increase of 48.1% YoY and US$65.9 million for the nine months ended December 31, 2010, an increase of 39.4% YoY which is almost double the guidance of 20% given at the beginning of the fiscal year. Big Four Banks accounted for 39.5% of software development revenues for the nine months ended December 31, 2010, as compared to 43.7% in the corresponding year ago period.

Software development revenues from Other Banks in the third quarter were US$31.2 million, a YoY increase of 72.3%, and US$71.8 million in the nine months ended December 31, 2010, an increase of 79.7% YoY. Excluding Giantstone, software development revenue from Other Banks would have increased by 43.3% and 43.2% YoY for the three and nine months ended December 31, 2010. Other Banks accounted for 43.1% of software development revenues for the nine months ended December 31, 2010, as compared to 37.0% in the corresponding year ago period.

Software development revenues from Insurance in the third quarter were US$9.6 million, a YoY increase of 16.0%, and US$20.9 million for the nine months ended December 31, 2010, a YoY increase of 28.8%. Insurance accounted for 12.5% of software development revenues in the nine months ended December 31, 2010, as compared to 15.0% in the corresponding year ago period.

Gross Margins

	Three months ended			Nine months ended
	December 31, 2009	December 31, 2010	Change (Decrease)	December 31, 2009	December 31, 2010	Change (Decrease)
Adjusted Software Development Gross Margin %	75.1%	71.3%	(3.8%)	73.1%	68.6%	(4.5%)
Adjusted Other Services Gross Margin %	50.6%	28.0%	(22.6%)	40.3%	30.6%	(9.7%)
Adjusted Total Gross Margin %	71.4%	68.8%	(2.6%)	68.4%	64.6%	(3.8%)
US GAAP Software Development Gross Margin %	72.5%	68.4%	(4.1%)	70.5%	58.8%	(11.7%)
US GAAP Other Services Gross Margin %	46.9%	25.2%	(21.7%)	35.5%	(19.2%)	(54.7%)
US GAAP Total Gross Margin %	68.6%	66.0%	(2.6%)	65.5%	50.6%	(14.9%)

Adjusted Total Gross Margin of 68.8% for the three months ended December 31, 2010, was in line with guidance.   Adjusted Software Gross Margin was 71.3% and 68.6% for the three and nine months ended December 31, 2010, as compared to 75.1% and 73.1% in the corresponding year ago period. The YoY decline in Adjusted Software Gross Margin was primarily due to: i) the inclusion of newly acquired companies including Giantstone, which have lower gross margins than Longtop; (ii) in order to meet customer requirements, a larger percentage of the workforce are being located in Beijing where costs per employee are higher; and (iii) additional headcount investments in delivery capabilities for Longtop’s expanded solution offerings.

Operating Expenses

	Three months ended			Nine months ended
	December 31, 2009	December 31, 2010	% Change	December 31, 2009	December 31, 2010	% Change
Adjusted Operating Expenses - US$000s	$ 9,720	$ 12,760	31.3%	$ 24,600	$ 32,279	31.2%
Adjusted Operating Expenses - % of revenue	17.7%	16.5%		19.6%	17.4%
US GAAP Operating Expenses - US$000s	$ 11,737	$ 16,174	37.8%	$ 29,279	$ 110,844	278.6%
US GAAP Operating Expenses - % of revenue	21.6%	21.0%		23.3%	59.5%

Adjusted Operating Expenses were 17.4% of revenue for the nine months ended December 31, 2010, as compared to 19.6% in the corresponding year ago period. Adjusted Operating Expenses increased by 31.2% YoY in the nine months ended December 31, 2010, which was lower than the YoY total revenue growth of 47.8% during the period.

Operating and Net Income

	Three months ended			Nine months ended
	December 31, 2009	December 31, 2010	% Change	December 31, 2009	December 31, 2010	% Change (Decrease)
Adjusted Operating Income - US$000s	$ 29,288	$ 40,150	37.1%	$ 61,613	$ 88,021	42.9%
Adjusted Operating Income - % of revenue	53.6%	52.2%		48.9%	47.3%
US GAAP Operating Income (Loss) - US$000s	$ 25,782	$ 34,564	34.1%	$ 53,282	$ (16,597)	(131.1%)
US GAAP Operating Income (Loss) - % of revenue	47.2%	44.9%		42.3%	(8.9%)

Adjusted Operating Income of US$40.2 million in the third quarter represented an increase of 37.1% YoY and exceeded Company guidance of US$38.0 million. Adjusted Operating Income of US$88.0 million for the nine months ended December 31, 2010, increased 42.9% YoY. Adjusted Operating Margin for the nine months ended December 31, 2010, of 47.3% was in line with guidance and lower than the corresponding year ago period by 1.6% due primarily to the impact of acquired companies which have lower Adjusted Operating Margins than Longtop’s organic business.

	Three months ended			Nine months ended
	December 31, 2009	December 31, 2010	% Change	December 31, 2009	December 31, 2010	% Change (Decrease)
Adjusted Net Income - US$000s	$ 29,313	$ 35,606	21.5%	$ 61,431	$ 79,163	28.9%
Adjusted Net Income per Diluted Share	$ 0.53	$ 0.61	15.1%	$ 1.14	$ 1.35	18.4%
Adjusted Net Income - % of revenue	53.6%	46.3%		48.8%	42.5%
US GAAP Net Income (Loss) - US$000s	$ 25,807	$ 29,756	15.3%	$ 53,100	$ (25,851)	(148.7%)
US GAAP Net Income (Loss) per Diluted Share	$ 0.46	$ 0.51	10.9%	$ 0.98	$ (0.46)	(146.9%)
US GAAP Net Income (Loss) - % of revenue	47.2%	38.7%		42.1%	(13.9%)

Reconciliation between US GAAP Net Income/Loss and Adjusted Net Income

	Three months ended			Nine months ended
	December 31, 2009	December 31, 2010	% Change (Decrease)	December 31, 2009	December 31, 2010	% Change (Decrease)
Adjusted Net Income	$ 29,313	$ 35,606	21.5%	$ 61,431	$ 79,163	28.9%

Stock compensation	$ 2,196	$ 2,649	20.6%	$ 5,199	$ 94,191	1,711.7%
Amortization of acquired intangible assets	$ 960	$ 1,783	85.7%	$ 2,602	$ 6,134	135.7%
Amortization of acquired deferred compensation from acquisitions	$ 90	$ 892	891.1%	$ 270	$ 2,202	715.6%
Acquisition related expenses	$ 260	$ 18	(93.1%)	$ 260	$ 59	(77.3%)
Changes in fair value of purchase consideration liability	$ -	$ 551		$ -	$ 1,613
Loss from investment in an associate	$ -	$ 198		$ -	$ 198
Loss (gain) on partial disposal of subsidiary	$ -	$ (241)		$ -	$ 617
Sub-total	$ 3,506	$ 5,850	66.9%	$ 8,331	$ 105,014	1,160.5%

US GAAP Net Income (Loss)	$ 25,807	$ 29,756	15.3%	$ 53,100	$ (25,851)	(148.7%)

Adjusted Net Income in the third quarter of $35.6 million or US$0.61 per fully diluted share represented a YoY increase of 21.5% and exceeded Company guidance of US$33.1 million or US$0.56 per fully diluted share. The YoY Adjusted Net Income growth of 21.5% in the third quarter of fiscal 2011 was less than the YoY Adjusted Operating Income growth of 37.1% primarily because Adjusted Net Income in the third quarter of fiscal 2010 included US$4.0 million (Q3 2011: nil) for a tax benefit related to qualification as a Key Software Company. Excluding the impact of a US$4.0 million (US$0.07 per fully diluted share) tax benefit recorded in Q3 2010, Adjusted Net Income YoY would have increased 40.7%, and 32.6% per fully diluted share.    Prior to May 31, 2011, Longtop expects to receive its qualification as a Key Software Company for the calendar year 2010 and would record the estimated corresponding tax benefit of approximately US$5.2 million in the period when it receives the notification.

Adjusted Net Income for the nine months ended December 31, 2010 was US$79.2 million, a YoY increase of 28.9%. The YoY Adjusted Net Income growth of 28.9% in the first nine months of fiscal 2011 was lower than the YoY Adjusted Operating Income growth of 42.9%, primarily because Adjusted Net Income in the first nine months of fiscal 2010 included US$7.0 million (Q1-Q3 2011: nil) in income tax benefits associated with Longtop’s qualification as a Key Software Company. Excluding the impact of the US$7.0 million (US$0.13 per fully diluted share) tax benefit recorded in the nine months ended December 2009, Adjusted Net Income YoY would have increased 45.6%, and 33.7% per fully diluted share.

Operating cash flow was US$43.9 million for the third quarter, and US$75.0 million for the nine months ended December 31, 2010, an increase of 49.8% YoY.  Unrestricted cash balances at December 31, 2010 less short term borrowings, were US$412.6 million giving the Company significant resources for potential acquisitions in the still fragmented financial IT services sector in China.

“Improving our accounts receivable management was an important objective for us this year.   I am particularly pleased to see record high operating cash flow of US$43.9 million in the third quarter and US$75.0 million for the first nine months which further underscores the solidity of business demand and overall management execution at Longtop.  During the fiscal third quarter order intake continued to be very strong, the Company was once again able to report  higher-than-guided top and bottom line results and our industry leading margins give us significant room for additional investments in our business.” commented Derek Palaschuk, CFO of Longtop.

BUSINESS OUTLOOK

Longtop anticipates, for the quarter ending March 31, 2011:

Total revenues of US$62.7 million and Adjusted Operating Income of US$25.0 million.  Giantstone is expected to contribute US$3.5 million of software development revenues.

Excluding the impact of new acquisitions, US GAAP operating income is expected to be approximately US$18.5 million which is US$6.5 million less than Adjusted Operating Income due to Non GAAP adjustments normally made.

For its fiscal year ending March 31, 2011:

Total revenues of US$249.0 million and Adjusted Operating Income of US$113.0 million. Giantstone is expected to contribute US$18.0 million of software development revenues.

Excluding the impact of new acquisitions, US GAAP operating income is expected to be approximately US$2.0 million, or US$111.0 million less than Adjusted Operating Income which includes the US$79.5 million share gift as well as the other Non GAAP adjustments normally made.

CONFERENCE CALL AND WEBCAST

Longtop’s senior management team will host a conference call and audio web cast at 7:00 PM U.S. Eastern Time on January 31, 2011. (or 4:00 PM U.S. Pacific Time on January 31st, 2011, and 8:00 AM Beijing/Hong Kong time on February 1, 2011.) The conference call will last for approximately one hour.

    The dial-in numbers for the conference call are as follows:

    U.S. Toll Free: 1866 549 1292 (back-up number: +852 3005 2050)

    China Toll Free: 400 681 6949 (back-up number: +852 3005 2050)

    Hong Kong and International: +852 3005 2050.

    Passcode: 765115#

Additionally, a live and archived web cast of this call will be available on Longtop's website at http://en.longtop.com/

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of cost of revenues, operating expenses, net income and fully diluted net income per share, which are adjusted from results based on GAAP.  To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including stock-based compensation, exclusion of which we believe is helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization and charges for impairment of acquired intangibles.

Adjusted Gross Margin is defined as Total Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense, (2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill and intangible asset impairment, (3) acquisition related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties, (4) post acquisition adjustments to the fair value of contingent consideration, or (5) gains or losses on the disposal of businesses or (6) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Loss From Investment in an Associate is defined as loss from investment in an associate excluding (1) non-cash compensation expense and (2) amortization and charges for impairment of acquired intangibles.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes and adjusted loss from investment in an associate, excluding if applicable: (1) one-time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Although share-based compensation is a key incentive offered to our employees and especially our senior management, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.   If we had included share-based compensation expenses in our Non-GAAP Adjusted Net Income in Q3 2011, Adjusted Net Income would have been US$2.6 million lower or US$33.0 million for the three months ended December 31, 2010, and our Adjusted Net Income margin would have been 42.8%.    If we had included share-based compensation expenses in our Non-GAAP Adjusted Net Income for the nine months ended December 31,2010, Adjusted Net Income would have been US$94.2 million lower or Adjusted Net Loss of US$15.0 million for the nine months ended December 31, 2010, and our Adjusted Net Income margin would have been negative.

Goodwill and intangible asset impairment and amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Prior to April 1, 2009, acquisition-related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties, were capitalized as part of the cost of the acquisition. Subsequent to April 1, 2009, such costs are required to be recorded as an operating expense when incurred. These acquisition-related expenses are not related to the performance of our business lines, are inconsistent in amount and frequency and are significantly affected by the timing and size of our acquisitions.

Prior to April 1, 2009, contingent consideration was generally recorded as an additional purchase price when the contingencies resolved and the consideration became payable.  Subsequent to April 1, 2009, we are required to estimate and record the fair value of contingent acquisition consideration as of the acquisition date.  Contingent consideration is re-measured at fair value in each reporting period with changes in fair value recognized in earnings. The contingent acquisition consideration is inconsistent in amount and frequency, and is significantly affected by the timing and size of our acquisitions.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including those with respect to our anticipated operating results for the quarter ending March 31, 2010 and fiscal year ending March 31, 2011, efforts taken to improve efficiency, strengthen management, manage the Company’s growth and the Company’s competitive position. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter and nine month ended December 31, 2010, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop is the highest ranked Chinese financial technology provider on the Global FinTech 100 survey of top technology partners to the financial services industry. Independent research firm IDC has also named Longtop the No.1 market share leader in China’s Banking IT solution market and the No.2 market share leader in China’s Insurance IT solution market in calendar year 2009. Headquartered in Beijing, Longtop has six solution delivery centers, three research and development centers and 95 ATM service centers located in 27 out of 31 provinces in China. For more information, please visit: http://en.longtop.com/.

Contact us

For Investors:

Longtop Financial Technologies Limited

Charles Zhang, CFA, Investor Relations Director

Email: ir@longtop.com

Phone: +86 10 8421 7758

For Media:

IR Inside

Caroline Straathof

Email: caroline.straathof@irinside.com

Phone: +31 6 5462 4301

UNAUDITED CONSOLIDATED BALANCE SHEETS
	March 31, 2010	December 31, 2010
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$ 331,889	$ 423,219
Restricted cash	8,904	3,663
Accounts receivable, net	65,581	97,145
Inventories	6,381	6,165
Amounts due from related parties	1,029	564
Deferred tax assets	250	773
Other current assets	13,967	13,063

Total current assets	428,001	544,592

Fixed assets, net	26,343	27,893
Prepaid land use right	5,064	5,135
Intangible assets, net	45,676	45,040
Goodwill	96,323	106,451
Investment in an associate	-	4,639
Deferred tax assets	1,443	1,234
Other assets	3,334	1,929

Total assets	$ 606,184	$ 736,913

Liabilities and equity
Current liabilities:
Short-term borrowings	$ 169	$ 10,570
Accounts payable	14,963	14,302
Deferred revenue	25,725	38,869
Amounts due to related parties	156	2,458
Deferred tax liabilities	1,430	1,642
Accrued and other current liabilities	44,380	64,092

Total current liabilities	86,823	131,933

Long-term liabilities:
Deferred tax liabilities	6,842	7,389
Other non-current liabilities	22,517	21,503

Total liabilities	116,182	160,825

Equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 56,231,188 and 57,074,036 shares issued and outstanding as of March 31, 2010 and December 31, 2010, respectively)	$ 562	$ 571
Additional paid-in capital	381,262	478,061
Retained earnings	88,542	62,691
Accumulated other comprehensive income	19,636	34,765

Total equity	490,002	576,088

Total liabilities and equity	$ 606,184	$ 736,913

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended		Nine Months Ended
	December 31,2009	December 31,2010	December 31,2009	December 31,2010
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	$ 46,397	$ 72,498	$ 108,109	$ 166,719
Other services	8,267	4,429	17,882	19,558
Total revenues	54,664	76,927	125,991	186,277

Cost of revenues:
Software development	12,756	22,877	31,900	68,724
Other services	4,389	3,312	11,530	23,306
Total cost of revenues	17,145	26,189	43,430	92,030
Gross profit	37,519	50,738	82,561	94,247

Operating expenses:
Research and development	2,549	2,519	6,028	12,019
Sales and marketing	5,549	8,553	14,112	39,197
General and administrative	3,639	5,102	9,139	59,628
Total operating expenses	11,737	16,174	29,279	110,844
Income (loss) from operations	25,782	34,564	53,282	(16,597)

Other income (expenses):
Interest income	1,096	1,802	3,096	4,744
Interest expense	(336)	(270)	(530)	(523)
Other income, net	8	239	313	301

Total other income	768	1,771	2,879	4,522

Income (loss) before income tax expense	26,550	36,335	56,161	(12,075)
Income tax expense	(743)	(6,239)	(3,061)	(13,388)
Loss from investment in an associate	-	(340)	-	(388)

Net income (loss)	25,807	29,756	53,100	(25,851)

Net income (loss) per share:
Basic ordinary share	$ 0.48	$ 0.52	$ 1.02	$ (0.46)
Diluted	$ 0.46	$ 0.51	$ 0.98	$ (0.46)

Shares used in computation of net income (loss) per share:
Basic ordinary share	53,597,293	57,014,619	52,083,391	56,677,929
Diluted	55,597,313	58,826,842	54,070,186	56,677,929

Includes share-based compensation related to:
Cost of revenues software development	$ 740	$ 1,018	$ 1,663	$ 13,769
Cost of revenues other services	146	92	284	9,627
General and administrative expenses	443	502	1,302	46,595
Sales and marketing expenses	717	856	1,597	18,611
Research and development expenses	150	181	353	5,589

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS
	Three Months Ended		Nine Months Ended
	December 31,2009	December 31,2010	December 31,2009	December 31,2010
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	46,397	72,498	108,109	166,719
Other services	8,267	4,429	17,882	19,558
Total revenues	54,664	76,927	125,991	186,277

Cost of revenues:
Software development	12,756	22,877	31,900	68,724
Other services	4,389	3,312	11,530	23,306
Total cost of revenues	17,145	26,189	43,430	92,030

Cost of revenue adjustments:
Share-based compensation software development	(740)	(1,018)	(1,663)	(13,769)
Share-based compensation other services	(146)	(92)	(284)	(9,627)
Amortization of acquired intangible assets other services	(126)	-	(470)	(15)
Amortization of acquired intangible assets software development	(387)	(419)	(965)	(1,029)
Amortization of acquisition related deferred compensation other services	(33)	(33)	(99)	(99)
Amortization of acquisition related deferred compensation software development	(57)	(610)	(171)	(1,514)

Adjusted cost of revenues:
Software development	11,572	20,830	29,101	52,412
Other services	4,084	3,187	10,677	13,565
Total adjusted cost of revenues	15,656	24,017	39,778	65,977

Gross profit	37,519	50,738	82,561	94,247

Adjusted gross profit	39,008	52,910	86,213	120,300

Operating expenses:
Research and development	2,549	2,519	6,028	12,019
Sales and marketing	5,549	8,553	14,112	39,197
General and administrative	3,639	5,102	9,139	59,628
Total operating expenses	11,737	16,174	29,279	110,844

Operating expense adjustments:
Share-based compensation research and development	(150)	(181)	(353)	(5,589)
Share-based compensation sales and marketing	(717)	(856)	(1,597)	(18,611)
Share-based compensation general and administrative	(443)	(502)	(1,302)	(46,595)
Amortization of acquired intangible assets sales and marketing	(378)	(1,253)	(968)	(4,791)
Amortization of acquired intangible assets general and administrative	(69)	(111)	(199)	(299)
Acquisition related expenses general and administrative	(260)	(18)	(260)	(59)
Amortization of acquisition related deferred compensation sales and marketing	-	(98)	-	(216)
Amortization of acquisition related deferred compensation general and administrative	-	(151)	-	(373)
Changes in fair value of purchase consideration liability	-	(485)	-	(1,415)
Loss (gain) on partial disposal of subsidiary	-	241	-	(617)

Adjusted operating expenses:
Research and development	2,399	2,338	5,675	6,430
Sales and marketing	4,454	6,346	11,547	15,579
General and administrative	2,867	4,076	7,378	10,270
Total adjusted operating expenses	9,720	12,760	24,600	32,279
Income (loss) from operations	25,782	34,564	53,282	(16,597)

Adjusted income from operations	29,288	40,150	61,613	88,021

Other income (expenses):
Interest income	1,096	1,802	3,096	4,744
Interest expense	(336)	(270)	(530)	(523)
Other income, net	8	239	313	301

Total other income	768	1,771	2,879	4,522

Other income (expenses) adjustments:
Changes in fair value of purchase consideration liability	-	66	-	198

Adjusted other income (expenses):
Interest income	1,096	1,802	3,096	4,744
Interest expense	(336)	(204)	(530)	(325)
Other income , net	8	239	313	301
Total adjusted other income	768	1,837	2,879	4,720
Income (loss) before income tax expense	26,550	36,335	56,161	(12,075)

Adjusted income before income tax expense	30,056	41,987	64,492	92,741
Income tax expense	(743)	(6,239)	(3,061)	(13,388)
Loss from investment in an associate	-	(340)	-	(388)

Loss from investment in an associate adjustment:
Share-based compensation	-	148	-	148
Amortization of acquired intangible assets	-	50	-	50

Adjusted loss from investment in an associate	-	(142)	-	(190)

Net income (loss)	25,807	29,756	53,100	(25,851)

Adjusted net income	29,313	35,606	61,431	79,163

Net income (loss) per share:
Basic ordinary share	$ 0.48	$ 0.52	$ 1.02	$ (0.46)
Diluted	$ 0.46	$ 0.51	$ 0.98	$ (0.46)

Adjusted net income per share:
Basic ordinary share	$ 0.55	$ 0.62	$ 1.18	$ 1.40
Diluted	$ 0.53	$ 0.61	$ 1.14	$ 1.35

Shares used in computation of net income (loss) per share:
Basic ordinary share	53,597,293	57,014,619	52,083,391	56,677,929
Diluted	55,597,313	58,826,842	54,070,186	56,677,929
Shares used in computation of adjusted net income per share:
Basic ordinary share	53,597,293	57,014,619	52,083,391	56,677,929
Diluted	55,597,313	58,826,842	54,070,186	58,522,007

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Nine Months Ended
	December 31,2009	December 31,2010	December 31,2009	December 31,2010

	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income (loss)	$ 25,807	$ 29,756	$ 53,100	$ (25,851)

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,196	2,649	5,198	94,191
Depreciation of fixed assets	1,253	998	2,675	2,729
Amortization of intangible assets	1,103	1,906	2,920	6,484
Loss (gain) on partial disposal of subsidiary	-	(241)	-	617
Loss from investment in an associate	-	340	-	388
Provision for doubtful accounts	268	150	299	(246)
Change in fair value of contingent consideration	-	485	-	1,415
Loss (gain) on disposal of fixed assets and intangible assets	26	(2)	31	289

Deferred income taxes	(433)	(685)	(467)	(138)

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(31,339)	(9,204)	(57,595)	(31,024)
Inventories	(1,343)	(278)	(799)	373
Other current assets	(474)	(741)	(7,700)	1,301
Amounts due from related parties	587	(3)	3	535
Prepaid land use right	24	27	79	83
Other non-current assets	91	313	273	705
Other non-current liabilities	43	(880)	104	(3,403)
Accounts payable	14,409	(2,069)	17,117	(1,444)
Deferred revenue	18,238	16,148	21,214	12,239
Amounts due to related parties	33	-	93	47
Accrued and other current liabilities	8,671	5,231	13,535	15,717

Net cash provided by operating activities	39,160	43,900	50,080	75,007

Cash flows from investing activities:
Change in restricted cash	(3,209)	(1,711)	(3,282)	5,241
Proceeds from sale of fixed assets	-	59	-	59
Purchase of fixed assets	(3,066)	(1,758)	(11,897)	(4,222)
Purchase of intangible assets	(280)	(436)	(502)	(582)
Acquisitions, net of cash acquired	(548)	-	(17,327)	(10,288)
Deposit made on acquisition	(17,574)	-	(17,574)	(2,708)
Proceeds from partial disposal of subsidiary, net of cash divested	-	301	-	3,970
Amounts due from related parties	-	4,501	-	2,787

Net cash provided by (used in) investing activities	(24,677)	956	(50,582)	(5,743)

Cash flows from financing activities:
Proceeds from short-term borrowings	22,556	-	26,947	24,745
Repayment of short-term borrowings	-	(5,580)	-	(14,534)
Proceeds from sale of ordinary shares	132,969	-	132,969	-
payment of share issuance costs	(6,321)	-	(6,321)	-
Stock options exercised	522	674	3,273	2,469
Payment of capital lease obligations	(84)	-	(352)	(169)
Payment of acquisition consideration	(896)	-	(4,845)	(564)

Net cash provided by (used in) financing activities	148,746	(4,906)	151,671	11,947

Effect of exchange rates differences	40	4,309	235	10,119

Net increase in cash and cash equivalents	163,269	44,259	151,404	91,330

Cash and cash equivalents, beginning of period	226,430	378,960	238,295	331,889
Cash and cash equivalents, end of period	$ 389,699	$ 423,219	$ 389,699	$ 423,219

Supplemental disclosure of cash flow information:
Income taxes paid	$ 3,760	$ 4,133	$ 3,854	$ 4,854
Interest paid	$ 261	$ 221	$ 336	$ 332

Footnotes

1 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations".